EXHIBIT 3.5
CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
MILAGRO OIL & GAS, INC.
     Pursuant to the provisions of Section 242 of the Delaware General Corporation Law, as amended (the “DGCL”), MILAGRO OIL & GAS, INC., a Delaware corporation (the “Corporation”), hereby certifies as follows:
ARTICLE ONE
     The name of the Corporation is MILAGRO OIL & GAS, INC.
ARTICLE TWO
     This amendment to the Corporation’s Certificate of Incorporation (the “Certificate of Incorporation”) was duly adopted in accordance with Section 242 of the DGCL by the board of directors on May 4, 2011 and by the stockholders of the Corporation by written consent the stockholders held on April 7, 2011.
ARTICLE THREE
     Section 3(a) of the Certificate of Designations, Preferences and Rights of Series A Preferred Stock, filed with the Secretary of State of Delaware on January 13, 2010, of the Corporation (the “Certificate of Designations”) be amended and restated in its entirety as follows:
     “3. Dividends.
     (a) The holders of the Series A Preferred shall be entitled to receive, on a cumulative basis, dividends at the Dividend Rate (as defined below). Dividends on the Series A Preferred shall accrue, whether or not declared, semi-annually in arrears from the date of original issuance to the first dividend payment date, which shall be the six month anniversary of the Effective Date, and shall continue to so accrue thereafter until each subsequent dividend payment date, which shall be each subsequent six-month anniversary. Accrued dividends shall be paid in kind when, as and if declared by the Board and shall be made by issuing an amount of additional Series A Preferred determined based on dividing the aggregate amount of the dividend by the Original Issue Price. Notwithstanding the foregoing, to the extent not previously paid, accrued dividends shall be paid upon the earlier of (i) the date any dividend is paid on the Common Stock, or (ii) an event of Liquidation, as part of the Liquidating Distribution described in Section 4 below, or (iii) upon redemption pursuant to Section 5. Accrual and payment of dividends on Series A Preferred shall be mandatory.”

     Section 5(a), Section 5(b) and Section 5(e) of the Certificate of Designations shall be amended and restated in their entirety as follows:
     “5. Redemption.
     (a) Optional Redemption by the Corporation. On or after 270 days following the maturity of all Qualified Debt, the Corporation, on the unanimous vote of its Board, may redeem all outstanding shares of Series A Preferred.
     (b) Optional Redemption by the Holders. On or after 180 days following the maturity of all Qualified Debt, the Corporation, upon the written request of the holders of more than two-thirds of the then-outstanding Series A Preferred, voting as a single class, shall redeem all outstanding shares of Series A Preferred, with the Redemption Date being not more than 90 days from the date that the Corporation receives such written request. If less than all of the shares of Series A Preferred are included in such written request, the Corporation shall promptly provide notice to the remaining holders that a request for the redemption of the Series A Preferred has been made pursuant to this Section 5(b).
     (e) Available Funds. From and after the Redemption Date, unless there shall have been a default in the timely payment of the Redemption Price or unless the Redemption Price has been miscalculated, all rights (except the right to receive the applicable Redemption Price, upon surrender of a certificate or certificates) of the holders of shares of Series A Preferred redeemed on such Redemption Date shall cease with respect to such shares, and after the Redemption Date such shares shall not be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. If, in connection with a redemption pursuant to Section 5(b), the funds of the Corporation legally available for redemption of Series A Preferred and any other equity securities of the Corporation entitled to redemption pursuant to their terms (that are pari passu with Series A Preferred with respect to redemption) on any Redemption Date are insufficient to redeem the total number of shares of Series A Preferred and any other such equity securities of the Corporation to be redeemed on such date (that are pari passu with the Series A Preferred with respect to liquidation), those funds that are legally available shall be used to redeem the maximum possible number of shares of Series A Preferred and any other such pari passu equity securities of the Corporation, ratably among the holders thereof based upon the aggregate (x) Redemption Price or (y) a similar redemption price for such other equity securities of the Corporation (as applicable) of such shares held by each such holder. The shares of Series A Preferred not redeemed shall remain outstanding and shall be entitled to all the rights and preferences provided in this Certificate of Designations and the Certificate of Incorporation. At any time after such Redemption Date when additional funds of the Corporation are legally available for the redemption of shares of Series A Preferred, such funds shall immediately be used to redeem the balance of the shares that the Corporation has become obliged to redeem on the Redemption Date but that it has not redeemed, ratably among the holders of such shares of Series A Preferred and any other equity securities of the Corporation (that are pari passu with the Series A Preferred with respect to liquidation), as set forth in the preceding sentence, and such funds shall not be used for any other purpose.”

     The meaning assigned to “Liquidation Distribution” in Section 9 of the Certificate of Designations shall be amended and restated in its entirety as follows:
     ““Liquidation Distribution” means, with respect to each share of Series A Preferred (subject to appropriate adjustments for stock splits, stock dividends, combinations or other recapitalizations), $1,000.”
     The definition of “Qualified Debt” is hereby added to Section 9 of the Certificate of Designations to read as follows:
     ““Qualified Debt” means any indebtedness for money borrowed and indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Corporation is responsible or liable; provided, that such indebtedness is incurred within 12 months of May 11, 2011 and has a maturity of at least four (4) years.”
[Signature page follows]

     IN WITNESS WHEREOF, the undersigned, being the duly authorized President of the Corporation, for the purpose of amending the Certificate of Incorporation of the Corporation pursuant to Section 242 of the DGCL, does make and file this Certificate of Amendment as of the 11th day of May, 2011.

MILAGRO OIL & GAS, INC.
/s/ James G. Ivey
Name:	James G. Ivey
Title:	President & Chief Executive Officer

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